(Exhibit 4-3_Original)

取締役の担当業務/部

取締役	担当業務/部
髙 木 祥 吉 代表取締役社長	全般事項
島 田 卓 郎 常務取締役	格付、社長の特に指示する事項
飯 沼 春 樹 取締役	社外取締役
楠 岡 成 雄 取締役	社外取締役
増 井 喜一郎 取締役	社外取締役

執行役員の担当業務／部

執行役員	担当業務/部
松 村 省 三 常務執行役員	格付部門、チーフ・レーティング・オフィサー、 金融格付部（部長）、社長の特に指示する事項
秦 野 和 広 常務執行役員	RM事業部（部長）、特別戦略企画推進部（部長）、 社長の特に指示する事項
涛 岡 由 典 執行役員	ストラクチャード・ファイナンス第一部（部長）、 ストラクチャード・ファイナンス第二部（部長）、 ストラクチャード・ファイナンス第三部（部長）、 社長の特に指示する事項
梶 原 敦 子 執行役員	サステナブル・ファイナンス評価本部（本部長）、 社長の特に指示する事項